SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON APRIL 18, 2007

Date, time and place: Held on April 18, 2007, at 9:00 am, at Rua Gomes de Carvalho, no. 1.629, 15º floor, Vila Olímpia, in the Directors’ Meeting Room, in the City of São Paulo, State of São Paulo. Attendance: Totality of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call: Waived, due to the attendance of all the members of the Company’s Board of Directors. Agenda: Resolve on: (i) presentation of the Company’s Committees; and (ii) approval of the financial statements related to the first quarter of the corporate year of 2007. Resolutions taken: After necessary clarifications, the Board has unanimously approved: (i) the members of the Company’s Committees attending the meeting presented the respective recommendations. After the analysis of the financial statements, the Audit Committee recommended the Board to approve the financial statements related to the first quarter of the corporate year of 2007. The Risk Policy Committee presented its activities referring to the first quarter of 2007 and plans for the following quarters of 2007. The Financial Policy Committee presented its activities referring to the first quarter of 2007 and its plans of activities for the following quarters of 2007; and (ii) after the analysis of the financial statements, and considering the Audit Committee’s recommendation, the members of the Board have unanimously approved the financial statements related to the first quarter of the corporate year of 2007. Therefore, such financial statements, duly approved and initialized by the Presiding Board, will be filed at the Company’s headquarter and will be published within legal term. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, April 18, 2007.

___________________________ Constantino de Oliveira Jr.	_______________________ Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.